Filed by: Ultimus Managers Trust

(SEC File Nos.:333-180308; 811-22680)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

Deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended.

Subject Company: The Advisors’ Inner Circle Fund, on behalf of its Westwood Quality Value Fund, Westwood Total Return Fund, Westwood Quality SMidCap Fund, Westwood Quality SmallCap Fund, Westwood Income Opportunity Fund, Westwood High Income Fund, and Westwood Alternative Income Fund (SEC File Nos.; 033-42484, 811-06400)

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING

THE WESTWOOD FUNDS

Dear Advisors, Consultants, Broker Dealers, Institutional Clients:

WHAT IS HAPPENING:

In late 2020, Westwood conducted a thorough review of its long-term growth plans for its business, including its role as the investment adviser to the Westwood Funds (the “Existing Funds”). As part of this review, Westwood, with the assistance of a consultant, conducted a competitive and comprehensive review covering fund administration and accounting, transfer agency, custody, and distribution services to assess the various options in today’s market. After a thorough review and robust due diligence, Westwood determined it was in the best interest of shareholders to select Ultimus Fund Solutions, LLC and Ultimus Fund Distributors, LLC to provide ongoing fund accounting, fund administration, legal administration, transfer agency and statutory distributor services to the Westwood Funds (the “Plan”).

Existing Fund	New Fund
Westwood Quality Value Fund	Westwood Quality Value Fund
Westwood Total Return Fund	Westwood Total Return Fund
Westwood Quality SMidCap Fund	Westwood Quality SMidCap Fund
Westwood Quality SmallCap Fund	Westwood Quality SmallCap Fund
Westwood Income Opportunity Fund	Westwood Income Opportunity Fund
Westwood High Income Fund	Westwood High Income Fund
Westwood Alternative Income Fund	Westwood Alternative Income Fund

In order to move forward with this Plan, each Westwood Fund listed above, and its corresponding shareholders, will need to approve a reorganization into a corresponding fund within the Ultimus Managers Trust (each, a “New Fund” and collectively, the “New Funds”). Each corresponding New Fund was created for the sole purpose of this reorganization. Each New Fund and the corresponding Existing

1290 Broadway, Suite 1000 Denver, CO 80203

Fund have the same investment objective and fundamental investment policies and substantially similar principal investment strategies and principal risks. The New Funds would continue to be advised by Westwood, and the corresponding management fees and total expenses will not increase.

WHAT ARE THE BENEFITS OF THE PROPOSED REORGANIZATIONS?

Westwood believes that the Existing Funds’ shareholders and Westwood, as the adviser, are expected to benefit from the reorganizations to Ultimus Fund Solutions, LLC due to the following expected service enhancements:

The reorganizations are expected to benefit the shareholders of each Existing Fund through the realization of lower fund annual operating expenses as a result of the corresponding New Fund having lower contractual fees rates (and expected out of pocket expenses) with its service providers that provide administrative, accounting, legal, audit, transfer agent, distribution and other general support services to the New Funds as compared to the current fees and expenses of the corresponding Existing Fund. Westwood’s recommendation was also based on its view that the Existing Funds and the New Funds would provide shareholders with continuity in the management of the strategy and that the New Funds would be offered with reduced expenses and without a reduction in the quality of services provided to the shareholders.

In order to implement the series of reorganizations, each Existing Fund must seek approval from its shareholders

HOW DOES THE APPROVAL PROCESS WORK?

In order to implement the series of reorganizations, each Existing Fund must seek approval from its shareholders at a Special Meeting of Shareholders which is currently scheduled for October 22, 2021, at 10:00 a.m., Eastern Time. Proxy material detailing these reorganizations will be sent to shareholders in September. The proxy package will include a proxy statement, proxy ballot and return envelope. To approve the reorganization, each Existing Fund will require the lesser of (i) the affirmative vote of 67% or more of the total outstanding shares of the Existing Fund, if holders of more than 50% of the outstanding shares are present at the Special Meeting; or (ii) the affirmative vote of more than 50% of the total outstanding shares of the Existing Fund.

HOW CAN YOU HELP?

Westwood is asking all financial professionals, consultants, investment advisors, broker dealers and shareholders to be on the lookout for the proxy material and urge you or your shareholders to participate in the voting process once they receive their package. We understand that the proxy process is a large undertaking which will touch all Westwood Fund shareholders, so your help is greatly appreciated.

HOW CAN I GET MORE INFORMATION?

If you or your clients have any questions about the reorganizations, the documentation or the shareholder meeting process, you can reach us at 866-342-4882. Also, the Funds have engaged AST Fund Solutions, LLC, a professional advisory group which specializes in implementing proxy campaigns. They will be aiding in the tabulation of proxies and the communication process to shareholders. Once the campaign is underway, shareholders may hear from Westwood representatives or representatives of AST Fund Solutions regarding the importance of the voting process in hopes to gather the participation needed to hold the meeting.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Existing Funds or the New Funds, nor is it a solicitation of any proxy. Please read the proxy statement/prospectus relating to the reorganizations carefully before making any decision to invest or when considering the reorganizations. The proxy statement/prospectus is available for free at vote.proxyonline.com/westwood/docs/westwood_n14.pdf and on the SEC’s website (www.sec.gov).

Thank you for your help.

Jonathan S. Dale CFP®, ChFC®
Vice President, National Accounts Director

Westwood Holdings Group, Inc. (NYSE: WHG)
200 Crescent Court, Suite 1200
Dallas, TX 75201